Exhibit 99.4

NEWS RELEASE

Trading Symbol: TSX/NYSE MKT: SVM

SILVERCORP DECLARES DIVIDEND - US$0.01 SEMI-ANNUAL, UP FROM CAD $0.01

VANCOUVER, British Columbia – May 26, 2017 – Silvercorp Metals Inc. ("Silvercorp" or the "Company") today announced that its Board of Directors declared a dividend of US$0.01 to be paid on or before June 30th, 2017 to shareholders of record at the close of business June 9th 2017.

In November 2016, in light of improved operations, financial results, and a growing cash position the Company re-instated dividends, declaring a semi-annual dividend of CAD$0.01 per share (CAD$0.02 per share on an annual basis). The Company has now decided to slightly increase the dividend by making the payment in U.S. funds rather than Canadian funds.

The dividends are considered eligible dividends for Canadian tax purposes.

The declaration and payment of future dividends is at the discretion of the Board of Directors and any future decision to pay dividends will be based on a number of factors including commodity prices, market conditions, financial results, cash flows from operations, expected cash requirements and other relevant factors.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorpmetals.com

Investor Contact

Silvercorp Metals Inc.
Gordon Neal, Vice President, Corporate Development

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.